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                             June 1, 2021

       Andr   Spolidoro Ferreira Gomes
       Chief Financial Officer
       VTEX
       125 Kingsway, WC2B 6NH
       London, United Kingdom

                                                        Re: VTEX
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 3,
2021
                                                            CIK No. 0001793663

       Dear Mr. Spolidoro Ferreira Gomes:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted on Form F-1

       Prospectus Summary
       Our Market Opportunity, page 4

   1. Please explain why you believe your "addressable GMV is the full global GMV of approximately US$4.0
trillion" in light of your current market penetration, and the expected timeframe for
your GMV to be completely global.
 Andr   Spolidoro Ferreira Gomes
FirstName  LastNameAndr   Spolidoro Ferreira Gomes
VTEX
Comapany
June 1, 2021NameVTEX
June 1,
Page 2 2021 Page 2
FirstName LastName
Management's Discussion and Analysis and Analysis of Financial Condition and Results of
Operations
Evolution of our business partner ecosystem, page 87

2. You disclose that you "focus on collaborating with business partners in our ecosystem, rather than competing with them." Please disclose how you collaborate with these partners and disclose any contracts with these partners that are material to your business.
Historical Results of Operations
Total Revenue, page 92

3. We note on page 84 that you offer a tiered pricing model and that the proportion of revenues from fixed fees and take rate fees varies by customer and tier level. Please expand the discussion of revenues on page 93 to include any trends from period to period inherent in the breakdown of subscription revenues using a fixed fee basis and take rate basis and between differing tier groups, if material.
Business
Overview, page 103

4. Please quantify your statement that a "significant majority of our revenue" comes from
         "large, blue-chip companies" and explain how you define "large, blue-chip companies."
Management, page 126

5. For Messrs. do Carmo Thomaz J nior and Gomide de Faria, please indicate any other positions they have held at the company during the last five years, including their roles as co-Chief Executive Officers, and indicate any other directorships each has held during the last five years. For Mr. Forte, please provide any other positions he held during the last five years prior to becoming Regional Growth Director of Brazil in 2019. Refer to Item
         401(a), (b), and (e) of Regulation S-K.
General

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
7. We note several public statements by your Chief Strategy Office made at the time of your private financings in 2020 indicating that the company "has been profitable for the last ten years..." (Crunchbase News, "VTEX Gains Unicorn Status Following $225M Series D,"
         September 30, 2020) and "plans to continue to be" (Techcrunch.com, "VTEX raises
         $225M at a $1.7B valuation for e-commerce solutions aimed at retailers and brands,"
         September 30, 2020). Reconcile these statements with the disclosure in your prospectus highlighting the fact the company has never been profitable (e.g. page
19).
 Andr   Spolidoro Ferreira Gomes
VTEX
June 1, 2021
Page 3

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameAndr   Spolidoro Ferreira Gomes
                                                          Division of
Corporation Finance
Comapany NameVTEX
                                                          Office of Technology
June 1, 2021 Page 3
cc:       Grenfel Calheiros
FirstName LastName